Exhibit 99.1

CELLECT BIOTHECHNOLOGY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

NIS IN THOUSANDS

UNAUDITED

INDEX

Page

Consolidated Balance Sheets	F-2

Consolidated Statements of Comprehensive Loss	F-3

Statements of Changes in Equity	F-4

Consolidated Statements of Cash Flows	F-5 - F-6

Notes to Interim Consolidated Financial Statements	F-7 - F-16

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CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

In thousands, except share and per share data

			Convenience
			translation
			(Note 2d)
	December 31,	June 30,	June 30,
	2018	2019	2019
	Audited	Unaudited	Unaudited
	N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	17,809	27,244	7,640
Other receivables	816	690	193

	18,625	27,934	7,833
LONG-TERM ASSETS:
Restricted cash	337	331	93
Right-of-use assets	-	1,299	364
Other long term assets	132	113	32
Property, plant and equipment, net	1,544	1,472	413

	2,013	3,215	902

	20,638	31,149	8,735

CURRENT LIABILITIES:
Trade payables	887	994	279
Other payables	4,012	3,190	894
Lease liabilities	-	468	131

	4,899	4,652	1,304
NON CURRENT LIABILITIES:
Warrants	1,816	3,722	1,044
Lease liabilities	-	867	243

	1,816	4,589	1,287
SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value:
Authorized: 500,000,000 shares at December 31, 2018 and June 30, 2019 (unaudited); Issued and outstanding: 130,414,799* at December 31, 2018; and 224,087,799* at June 30, 2019 (unaudited).	-	-	-
Additional paid-in capital	95,085	108,305	30,371
Share-based payments	12,319	13,003	3,647
Treasury shares	(9,425)	(9,425)	(2,643)
Accumulated deficit	(84,056)	(89,975)	(25,231)

	13,923	21,908	6,144

	20,638	31,149	8,735

*)	Net of 2,641,693 treasury shares of the Company held by the Company.

The accompanying notes are an integral part of the interim consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

			Convenience
			translation
			(Note 2d)
	Six months ended June 30,		Six months ended June 30,
	2018	2019	2019
	Unaudited		Unaudited
	N I S		U.S. dollars

Research and development expenses	5,348	7,086	1,987

General and administrative expenses	7,072	5,064	1,420

Total operating expenses	12,420	12,150	3,407

Operating loss	12,420	12,150	3,407

Financial income	(2,868)	(7,111)	(1,994)

Financial expenses	12	880	247

Total comprehensive loss	9,564	5,919	1,660

Loss per share:

Basic and diluted loss per share	0.074	0.029	0.008
Basic and diluted loss per ADS	1.48	0.58	0.17

Weighted average number of shares outstanding used to compute basic and diluted loss per share	128,600,812	200,942,871	200,942,871

The accompanying notes are an integral part of the interim consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD.

STATEMENTS OF CHANGES IN EQUITY

In thousands, except share and per share data

	Share capital	Additional paid-in capital	Treasury shares	Share based payments	Accumulated deficit	Total equity
	N I S

Balance as of January 1, 2018 (audited)	-	82,839	(9,425)	9,381	(63,943)	18,852

Issuance of ADS net of issue costs	-	10,024	-	223	-	10,247
Share-based payment	-	186	-	4,351	-	4,537
Exercise of share options and warrants	-	753	-	(353)	-	400
Expiration of share options		1,283		(1,283)		-
Total comprehensive loss	-	-	-	-	(20,113)	(20,113)

Balance as of December 31, 2018 (audited)	-	95,085	(9,425)	12,319	(84,056)	13,923

Issuance of ADS, net of issue costs		13,212		163		13,375
Share-based payment	-	8	-	521	-	529
Total comprehensive loss	-	-	-	-	(5,919)	(5,919)

Balance as of June 30, 2019 (unaudited)	-	108,305	(9,425)	13,003	(89,975)	21,908

Balance as of as of June 30, 2019 (convenience translation in U.S. dollars (unaudited))	-	30,371	(2,643)	3,647	(25,231)	6,144

The accompanying notes are an integral part of the interim consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

			Convenience
			translation
			(Note 2d)
	Six months ended June 30,		Six months ended June 30,
	2018	2019	2019
	Unaudited		Unaudited
	N I S		U.S. dollars
Cash flows from operating activities:

Total comprehensive loss	(9,564)	(5,919)	(1,660)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit or loss items:

Net financing expenses	(837)	815	229
Loss (gain) from revaluation of financial assets presented at fair value through profit or loss	(148)	6	2
Depreciation	215	192	54
Share-based payment	2,184	529	148
Changes in fair value of warrants	(1,888)	(8,442)	(2,368)
Interest received during the period	(15)	(46)	(13)

	(489)	(6,946)	(1,948)
Changes in asset and liability items:

Decrease (increase) in other receivables	(108)	126	35
Decrease (increase) in other long term assets	21	19	5
Decrease in trade and other payables	(1,115)	(715)	(201)
Decrease in right-of-use assets	-	314	89

	(1,202)	(256)	(72)
Cash paid and received during the period for:

Net cash used in operating activities	(11,255)	(13,121)	(3,680)

The accompanying notes are an integral part of the interim consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

			Convenience
			translation
			(Note 2d)
	Six months ended June 30,		Six months ended June 30,
	2018	2019	2019
	Unaudited		Unaudited
	N I S		U.S. dollars
Cash flows from investing activities:

Short-term deposits, net	(3,503)	-	-
Restricted cash, net	(28)	-	-
Sales of marketable securities measured at fair value through profit or loss	8,498	-	-
Purchase of property, plant and equipment	(228)	(120)	(34)

Net cash provided (used in) investing activities	4,739	(120)	(34)

Cash flows from financing activities:

Exercise of share options	399	-	-
Issuance of share capital and warrants, net of issue costs	12,360	23,723	6,653
Lesaes liabilities	-	(278)	(77)

Net cash provided by financing activities	12,759	23,445	6,576

Exchange differences on balances of cash and cash equivalents	852	(769)	(216)

Increase in cash and cash equivalents	7,095	9,435	2,646
Cash and cash equivalents at beginning of period	13,734	17,809	4,994

Cash and cash equivalents at end of period	20,829	27,244	7,640

(a) Non-cash activities:

Purchase of property, plant and equipment	13	-	-
Issuance expenses related to fund raising	-	164	46

The accompanying notes are an integral part of the interim consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1:- GENERAL

a.	Cellect Biotechnology Ltd. (formerly Cellect Biomed Ltd.) (the “Company” or “Cellect”) is incorporated in Israel. Cellect and its subsidiary, Cellect Biotherapeutics Ltd. (the “Subsidiary”) are engaged in the development of an innovative, unique technology that enables the biological filtering and commercialization of stem cells. Cellect’s American Depository Shares (“ADSs”) and certain warrants to purchase ADSs are listed for trading on the Nasdaq Capital Market. Each ADS represents 20 ordinary shares.

These financial statements have been prepared in a condensed format as of June 30, 2019, and for the six months then ended (“interim consolidated financial statements”). These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2018, and for the year then ended and accompanying notes (“annual consolidated financial statements”).

b.	On May 16, 2019, the company announced its plans to explore strategic alternatives focused on maximizing shareholder value. Potential strategic alternatives that may be evaluated include, but are not limited to, an acquisition, merger, business combination, in-licensing, or other strategic transaction involving the Company or its assets.

To conserve cash and concentrate the Company’s resources on its essential research and development activities, on June 2, 2019, the Company’s board of directors approved a cost reduction program that includes a reduction of workforce by approximately 40%, salary reductions for remaining employees together with the grant to the Company’s Chairman, Chief Executive Officer and Chief Financial Officer and certain other employees of options to purchase an aggregate of 650,000 ADSs representing 13,000,000 ordinary shares at an exercise price of $0.776 per ADS.

On June 6, 2019, the Company retained a financial advisor to advise the Company in connection with its consideration of strategic alternatives.

The Company continues to evaluate strategic alternatives and the Company’s board of directors has not made any decisions related to any strategic alternatives at this time. There can be no assurance that the process will result in any transaction being completed, and, even if a strategic transaction is completed, it ultimately may not deliver the anticipated benefits or enhance stockholder value.

c.	Going Concern

The accompanying financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS), assuming that the Company will continue to operate as a going concern. During the period ended June 30, 2019, the Company incurred total comprehensive loss of NIS 5,919 ($1,660) and had negative cash flows from operating activities of NIS 13,121 ($3,680). In addition, the Company had an accumulated deficit of NIS 89,975 ($25,231) at June 30, 2019.

The Company’s activities since inception have consisted of raising capital and performing research and development activities. As of June 30, 2019, principal commercial operations have not commenced. The Company’s future success depends on its ability to raise additional capital and/or implement a strategic alternative. There can be no assurance that the Company will be able to raise additional capital or implement a strategic alternative.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

While the Company evaluates strategic alternatives, it continues to advance its development program. The Company expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its development program, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities.

To fund its capital needs, the Company plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Interim Financial Statements:

The accompanying consolidated balance sheet as of June 30, 2019, the consolidated statements of comprehensive loss and the consolidated statements of cash flows for the six months ended June 30, 2019 and 2018, as well as the statement of changes in shareholders’ equity for the six months ended June 30, 2019, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the IFRS as issued by the International Accounting Standards Board (“IASB”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In the management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2019, as well as its results of operations and cash flows for the six months ended June 30, 2019 and 2018. The results of operations for the six months ended June 30, 2019 are not necessarily indicative of the results to be expected for the year ending December 31, 2019.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2019.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”.

The significant accounting policies applied in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements, except as described below:

b.	Estimates and assumptions:

The preparation of the Company’s financial statements requires management to make estimates and assumptions that have an effect on application of the accounting policies and on the reported amounts of assets, liabilities and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

●	Determining the fair value of share-based transactions:

The fair value of share based transactions is determined upon initial recognition using acceptable option pricing models. The model is based on per-share price data and the exercise price and assumptions regarding expected volatility, expected life, expected dividend and risk-free interest rate.

c.	Leases

IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, “Leases” (“the Standard”), which supersedes IAS 17, “Leases” (“the old Standard”), IFRIC 4, “Determining Whether an Arrangement Contains a Lease”, and SIC-15, “Operating Leases - Incentives”. According to the Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The accounting policy of the Standard applied effective from January 1, 2019 and the effects are as follows:

●	According to the Standard, lessees are required to recognize all leases in the statement of financial position (excluding certain exceptions, see below). Lessees will recognize a liability for lease payments with a corresponding right-of-use asset, similar to the accounting treatment for finance leases under the old standard, IAS 17, “Leases”. Lessees will also recognize interest expense and depreciation expense separately.

●	Variable lease payments that are not dependent on changes in an index or interest rate, but are based on performance or usage, are recognized as an expense by a lessee as incurred or recognized as income by a lessor as earned.

●	In the event of changes in variable lease payments that are dependent on an index, a lessee is required to remeasure the lease liability and record the effect of the remeasurement as an adjustment to the carrying amount of the right-of-use asset.

●	The Standard includes two exceptions which allow lessees to account for leases based on the existing accounting treatment for operating leases - leases for which the underlying asset is of low value and short-term leases (up to one year).

●	The accounting treatment by lessors remains substantially unchanged from the existing standard, namely classification of a lease as a finance lease or an operating lease.

The Standard has been applied for the first time in these interim unaudited financial statements. As permitted by the Standard, the Company elected to adopt the provisions of the Standard using the modified retrospective method whereby the carrying amount of the right-of-use assets is identical to the carrying amount of the lease liability.

According to this approach, comparative data have not been restated. The carrying amount of the lease liability as of the date of initial adoption of the Standard is calculated using the Company’s incremental borrowing rate on the date of initial adoption of the Standard.

The main effect of the initial adoption of the Standard relates to existing leases in which the Company is the lessee. According to the Standard, excluding certain exceptions, the Company recognizes a lease liability and a corresponding right-of-use asset for each lease in which it is the lessee. This accounting treatment is different than the accounting treatment applied under the old Standard according to which the lease payments in respect of leases for which substantially all the risks and rewards incidental to ownership of the leased asset were not transferred to the lessee were recognized as an expense in profit or loss on a straight-line basis over the lease term.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following are data relating to the initial adoption of the Standard as of January 1, 2019, in respect of existing leases as of that date:

a)	Effects of the initial application of the Standard on the Company’s financial statements as of January 1, 2019:

	According to the previous accounting policy	The change	As presented according to IFRS 16
	NIS in thousands

As of January 1, 2019:

Non-current assets:
Right-of-use assets	-	1,613	1,613

Current liabilities:
Lease liabilities	-	489	489

Non-current liabilities:
Lease liabilities	-	1,124	1,124

b)	The Company was assisted by an external valuation expert in determining the appropriate interest rate for discounting its leases based on credit risk, the weighted average term of the leases and other economic variables. A weighted average incremental borrowing rate of 6.99% was used to discount future lease payments in the calculation of the lease liability on the date of initial adoption of the Standard.

c)	Reconciliation of total commitment for future minimum lease payments as disclosed in Note 4 to the annual financial statements as of December 31, 2018, to the lease liability as of January 1, 2019:

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

January 1, 2019
NIS in thousands

Total future minimum lease payments for non-cancellable leases as per IAS 17 according to the financial statements as of December 31, 2018	1,338
Effect of short-term leases and/or leases of low value assets whose lease payments are recognized as an expense on the straight-line basis over the lease term	(240)
Effect of changes in expected exercise of lease extension and/or termination options	713

Total undiscounted lease liabilities as per IFRS 16	1,811
Effect of discount of future lease payments at the Company’s incremental borrowing rate on initial date of adoption	(198)

Total lease liabilities as per IFRS 16 as of January 1, 2019	1,613

Total lease liabilities resulting from initial adoption of IFRS 16 as of January 1, 2019	1,613

d)	Practical expedients applied in the initial adoption of the Standard:

(1)	The Company elected not to recognize a lease liability and right-of-use asset for leases whose term ends within 12 months of the date of initial adoption, and instead accounted for such leases as short-term leases.

(2)	The Company elected to exclude initial direct costs from the measurement of right-of-use assets at the date of initial adoption.

(3)	The Company elected to use hindsight in determining the lease term in contracts containing options to extend or terminate the lease.

d.	Convenience translation into U.S. dollars:

The consolidated financial statements as of June 30, 2019 and for the six months then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar as of June 30, 2019 (U.S. $1.00 = NIS 3.566). The translation was made solely for convenience purposes.

The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Quantitative disclosures of the fair value measurement hierarchy of the Company’s liabilities as of June 30, 2019 and December 31, 2018:

	June 30, 2019
	Fair value measurements using input type
	Level 1	Level 2	Total

Financial liabilities related to Warrants to ADS	(3,722)	-	(3,722)

Total financial net assets (liabilities)	(3,722)	-	(3,722)

	December 31, 2018
	Fair value measurements using input type
	Level 1	Level 2	Total

Financial liabilities related to Warrants to ADS	(1,816)	-	(1,816)
ADSs for consultants	(203)	-	(203)

Total financial net assets (liabilities)	(2,019)	-	(2,019)

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 3:- EQUITY

a.	Changes in share capital:

Number of
shares

Balance at January 1, 2018 (audited)	*)120,185,659

Issuance of shares	9,696,960
Exercise of share options	310,180
ADS granted	222,000

Balance at December 31, 2018 (audited)	*)130,414,799

Issuance of shares	93,673,000

Balance at June 30, 2019 (unaudited)	*)224,087,799

*)	Net of 2,641,693 treasury shares of the Company, held by the Company.

On February 12, 2019, in a follow-on underwritten public offering the Company sold an aggregate of 1,889,000 units each consisting of (i) one ADS, and (ii) one warrant to purchase one ADS, at a public offering price of $1.50 per unit, and (b) 2,444,800 pre-funded units, each consisting of (i) one pre-funded warrant to purchase one ADS, and (ii) one warrant, at a public offering price of $1.49 per pre-funded unit resulting in gross proceeds of approximately NIS 25,520 (NIS 22,228 net of all issuance costs, including share-based awards granted) including exercise by underwriters. In connection with the offering, the Company granted the underwriters a 45-day option to purchase up to an additional 650,070 ADSs or 650,070 warrants to purchase up to an additional 650,070 ADSs, or an option to purchase a combination of both ADSs and warrants. The underwriters partially exercised their over-allotment option to purchase an aggregate of 350,000 additional ADS and additional warrants to purchase 650,070 ADSs. Subsequently, of the pre-funded warrants issued, the Company issued 2,444,650 ADSs upon exercise of pre-funded warrants. An amount of NIS 13,212 out of the consideration related to the ADSs was classified as equity component, while an amount of NIS 10,347 related to the fair value of the warrants to purchase ADSs was classified as a liability. Issuance costs amounting to NIS 1,330 associated with the issuance of the warrants, have been recognized as finance expenses.

2.	The investor warrants may be exercised for five years from issuance and have an exercise price of $1.50 per ADS, subject to adjustment as set forth therein. The investor warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants. The Company paid approximately $933 in offering fees and expenses and issued unregistered placement agent warrants to purchase 109,642 ADSs on the same general terms as the investor warrants except they may be exercised for five years from May 30, 2019.

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 3:- EQUITY (Cont.)

Since the warrant exercise price is in US dollars, which is not the Company’s functional currency, the unregistered warrants to purchase ADS were classified as a financial liability at fair value and are marked to market through profit or loss in accordance with IAS 39.

The placement agent warrants were classified as a share based payment transaction in accordance with IFRS 2, and was netted off the total consideration as issuance cost.

NOTE 4:- SHARE-BASED COMPENSATION

a.	In February 2014, the Company’s board of directors adopted an Employee Shares Incentive Plan (the “2014 Plan”). Under the 2014 Plan, options may be granted to employees, officers, directors, consultants, advisers and service providers of the Company.

On June 20, 2019, the board of directors approved an increase to the option pool of 20,000,000 options. As a result, the Company has a total of 37,100,000 options in the pool.

b.	Activity during the period:

The table below includes the number of share options, and the weighted average of their exercise prices:

	December 31, 2018 (audited)		June 30, 2019 (unaudited)
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS

Outstanding at beginning of period	10,752,668	1.18	13,014,147	1.18
Options exercised for shares	(310,180)	1.29	-	-
Options forfeited	(170,375)	1.34	(2,275,019)	1.24
Option expired	(693,756)	1.39	(211,000)	1.53
Granted	3,435,790	1.21	12,627,000	0.14

Outstanding at end of period	13,014,147	1.18	23,155,128	0.60
Options exercisable at the end of the period	5,536,636	1.18	6,765,587	1.16

c.	The following table summarizes information about the assumptions for measuring the fair value of the options under the Black-Scholes option pricing model for the periods ended December 31, 2018 and June 30, 2019, is as follows:

CELLECT BIOTECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 4:- SHARE-BASED COMPENSATION (Cont.)

	2018	2019

Dividend yield (%)	0	0
Expected volatility of the share prices (%)	82.24%-84.66%	77.75%-78.21%
Risk-free interest rate (%)	2.93%-1.86%	2.14%-2.61%
Expected life of share options (years)	10	10

According to the data above, the fair value of options granted in the periods ended December 31, 2018 and June 30, 2019 was NIS 3,421 and NIS 1,275 respectively at the grant date.

d.	On May 20, 2019 the board of directors approved the grants of warrants to a consultant. For each month of work the consultant will receive 112,044 warrants to ADSs, each warrant can be exercised for one ADS in an exercise price of $ 0.01. The maximum amount of warrants will be 672,264 warrants.

NOTE 5:- CONTINGENT LIABILITIES AND COMMITMENTS

Liens:

The Company provided a NIS 168 restricted bank deposit to secure credit card payments.

The Company provided a NIS 163 restricted bank deposit to secure the rent payment.

NOTE 6:- U.S. Subsidiary

On May 25, 2018, the Subsidiary established a fully owned US subsidiary named Cellect Biotech, Inc (the “US Subsidiary”). This company was formed to engage in business development operations of the group. As of June 30 2019, there is no activity in the US Subsidiary.

NOTE 7:- SUBSEQUENT EVENTS

On August 6, 2019, the Company’s shareholders approved an increase in the number of authorized ordinary shares to 10,000,000,000 shares. The board of directors of the Company previously approved the increase on March 12, 2019.

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